EXHIBIT 12.1

C. R. BARD, INC. AND SUBSIDIARIES

Exhibit 12.1 - Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended March 31, 2008	Year Ended December 31,
		2007	2006	2005	2004	2003
Earnings from continuing operations before taxes	$104.8	$577.3	$394.6	$453.7	$414.2	$223.2
Add (Deduct):
Fixed charges	4.2	16.6	21.8	17.3	17.7	17.9
Undistributed earnings of less than 50% owned companies carried at equity	(0.4)	(0.7)	(0.2)	(3.6)	(2.4)	(2.0)

Earnings available for fixed charges	$108.6	$593.2	$416.2	$467.4	$429.5	$239.1

Fixed charges:
Interest, including amounts capitalized(1)	$3.0	$11.9	$16.9	$12.2	$12.7	$12.5
Proportion of rent expense deemed to represent interest factor	1.2	4.7	4.9	5.1	5.0	5.4

Fixed charges	$4.2	$16.6	$21.8	$17.3	$17.7	$17.9

Ratio of earnings to fixed charges	25.86	35.73	19.09	27.02	24.27	13.36

(1)	Interest related to unrecognized tax benefits is included as income tax expense and not included in fixed charges.